UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014

Commission File Number: __________________

ARABELLA EXPLORATION, INC.
(Translation of registrant's name into English)

500 W. Texas Avenue
Suite 1450
Midland, Texas 79701
Telephone: 432 897-4755

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events.

On June 27, 2014, Arabella Exploration, Inc. (the "Company") announced that its chief executive officer, Jason Hoisager, purchased 190,477 of the Company’s newly issued ordinary shares at a price per share of $10.50 in a private placement, resulting in gross proceeds to the Company of approximately $2,000,000.  The form of subscription agreement and press release are attached hereto as Exhibits 10.1 and 99.1, respectively, and are incorporated herein by reference.

Financial Statements and Exhibits.

Exhibit Number	Exhibit Name
10.1	Form of Subscription Agreement dated June 25, 2014

99.1	Press Release dated June 27, 2014

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 27, 2014

ARABELLA EXPLORATION, INC.

By:	/s/ Jason Hoisager
Name:	Jason Hoisager
Title:	Chief Executive Officer

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